Exhibit 99.1

Nasus Pharma Announces Positive Top Line Data from Phase 2 Clinical Study of NS002: Achieves Significantly Superior and Faster Epinephrine Delivery Compared to EpiPen® with Accelerated Speed to Therapeutic Threshold

NS002 demonstrated significantly faster time to the critical 100 pg/mL epinephrine threshold compared to EpiPen®, with a median T100 of 1.69 minutes versus 3.42 minutes (p=0.033). At 5 minutes, 88.4% of subjects receiving NS002 reached the threshold compared to 64.6% with EpiPen®

NS002 continued to demonstrate a favorable safety profile with no serious adverse events reported and comparable pharmacodynamic response to EpiPen® across all participants

Pivotal study initiation planned for fourth quarter of 2026

Conference call and webcast scheduled for 8:00 a.m. EDT today

TEL AVIV, Israel, March 16, 2026 — Nasus Pharma Ltd. (NYSE: NSRX) (“Nasus Pharma” or the “Company”), a clinical-stage pharmaceutical company focused on the development of innovative intranasal products, today announced positive top line results from its Phase 2 clinical study of NS002, the Company’s investigational intranasal epinephrine powder formulation for the treatment of anaphylaxis. The comprehensive analysis demonstrated that NS002 achieved significantly faster and higher early epinephrine absorption compared to intramuscular EpiPen® autoinjector. The Company plans to initiate its pivotal clinical study in fourth quarter  of 2026.

The open-label Phase 2 study enrolled 50 healthy adults with a history of allergic rhinitis. All subjects received a single and repeat dose of NS002 and intramuscular EpiPen® with and without a nasal allergic challenge (“NAC”). This robust study design provided comprehensive data supporting NS002’s clinical utility across multiple administration scenarios that patients may encounter during actual anaphylactic emergencies.

“We’ve successfully demonstrated NS002’s differentiated and potentially superior product profile compared to traditional epinephrine autoinjectors,” said Dan Teleman, Chief Executive Officer of Nasus Pharma. “NS002 was specifically engineered for superior epinephrine delivery, powered by our proprietary Nasax® powder platform, and designed as a needle-free, easy to use and carry device. The compelling top line data significantly strengthens our conviction that NS002 has the potential to become a leading product in anaphylaxis treatment. These positive results represent a major milestone for Nasus Pharma as we advance NS002 towards the pivotal study and future marketing applications. We remain on track to initiate our pivotal study in the fourth quarter of 2026, bringing us closer to delivering this potentially life-saving innovation to patients worldwide.”

Top Line Analysis Key Results:

The top line Phase 2 analysis demonstrated multiple significant advantages for NS002 across key pharmacokinetic and pharmacodynamic parameters:

●	Speed to Therapeutic Threshold: After a single administration, NS002 achieved the critical 100 pg/mL plasma epinephrine threshold with a median T100 of 1.69 minutes versus 3.42 minutes for EpiPen® (p=0.033). At 2.5 minutes, 67.4% of participants receiving NS002 reached the therapeutic threshold compared to 27.1% with EpiPen® (p=0.0001). At 5 minutes, 88.4% of NS002 subjects reached the threshold compared to 64.6% with EpiPen® (p=0.0081). By 10 minutes, approximately 95% of participants receiving NS002 reached the therapeutic threshold.

●	Time to Peak Concentration: NS002 reached peak concentration (“Tmax”) in a median of 15 minutes compared to 19.8 minutes with EpiPen®, demonstrating consistently faster epinephrine delivery.

●	Critical Window Drug Exposure: Total epinephrine absorption in the critical 10-minute therapeutic window following administration was approximately 50% higher with NS002, with AUC statistically significantly higher in the first 5–10 minutes compared to EpiPen®.

●	Repeat Dose Performance: Repeat administration of NS002 with or without a NAC maintained consistent pharmacokinetic advantages over EpiPen®, a clinically significant finding given that patients experiencing severe anaphylaxis may require a repeat dose to fully resolve symptoms.

●	Peak Plasma Concentrations: Across multiple scenarios, NS002 demonstrated comparable peak plasma concentration (“Cmax”) compared to EpiPen®, with repeat dosing showing particularly strong performance.

●	Safety and Tolerability Profile: NS002 demonstrated a favorable safety and tolerability profile consistent with previous studies, with no serious adverse events reported.

These results demonstrated that NS002 has the potential to exceed EpiPen® performance across the full spectrum of real-world conditions, including the challenging NAC environment that simulates scenarios patients may encounter during actual allergic reactions. The analysis showed statistically significant improvements in time to therapeutic threshold (T100) and in the proportion of subjects reaching the therapeutic epinephrine threshold within the first minutes following administration.

Conference call and webcast

Nasus Pharma will host a conference call and webcast today at 8:00 a.m. EDT to review and discuss the final analysis data from the Phase 2 repeated dose clinical study. Individuals may dial in to the conference call by dialing 1-877-704-4453 from the U.S. or by dialing +1-201-389-0920 from outside the U.S., or view the webcast HERE. A replay of the webcast will be hosted on Nasus Pharma’s investor relations website at https://ir.nasuspharma.com/investors/events/.

About Nasus Pharma

Nasus Pharma is a clinical-stage pharmaceutical company developing a number of intranasal powder products addressing acute medical conditions in the community. NS002, Nasus Pharma’s intranasal powder Epinephrine product candidate is being developed as a needle-free alternative to Epinephrine autoinjectors for patients with anaphylaxis. Intranasal administration is most suitable for those situations in which rapid drug delivery is required and offers needle-free, easy-to-use alternatives. Nasus Pharma’s proprietary powder-based intranasal (“PBI”) technology is designed for rapid and reliable drug delivery, leveraging the nasal cavity’s rich vascular network for quick absorption. The PBI formulation uses uniform spherical powder particles for broad dispersion and potentially faster, higher absorption compared to liquid-based nasal products. For further information about the Company, please visit www.nasuspharma.com or follow on Twitter (X) or LinkedIn.

Forward Looking Statements

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 and other U.S. federal securities laws. Words such as “anticipate,” “believe,” “contemplate,” “could,” “estimate,” “expect,” “intend,” “seek,” “may,” “might,” “plan,” “potential,” “predict,” “project,” “target,” “aim,” “should,” “will”, “would,” or the negative of these words, similar expressions or variations of such words are intended to identify forward-looking statements. For example, Nasus Pharma is using forward looking statements in this press release when it discusses: the belief that the full analysis from the Phase 2 clinical study demonstrates NS002’s superior epinephrine delivery compared to traditional epinephrine autoinjectors; the belief that NS002 has the potential to become a leading product in anaphylaxis treatment; the expectation that the top line data from the Phase 2 study will support advancement of NS002 toward a pivotal study and future marketing applications; the potential of NS002 to exceed EpiPen® performance across the full spectrum of real-world conditions, including the challenging NAC environment that simulates scenarios patients may encounter during actual allergic reactions and, the timing of initiating its pivotal clinical study in the fourth quarter of 2026 . Historical results of scientific research and clinical and preclinical trials do not guarantee that the conclusions of future research or trials will suggest identical or even similar conclusions. Forward-looking statements are based on the Company’s current expectations and are subject to uncertainties, risks and assumptions that are difficult to predict. Further, certain forward-looking statements are based on assumptions as to future events that may not prove to be accurate. These and other risks and uncertainties are described more fully in the section titled “Risk Factors” in the Company’s Registration Statement on Form F-1 filed with the U.S. Securities and Exchange Commission on March 2, 2026. Forward-looking statements contained in this press release are made as of this date, and the Company undertakes no duty to update such information except as required under applicable law.

Company Contact

Nasus Pharma Ltd.

info@nasuspharma.com

Investor Contact

Mike Moyer

LifeSci Advisors

+1-617-308-4306

mmoyer@lifesciadvisors.com